1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com

RICHARD HOROWITZ richard.horowitz@dechert.com +1 212 698 3525 Direct +1 212 698 0452 Fax

May 15, 2015

Amy W. Miller

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549-0504

Re:                             Triloma EIG Global Energy Term Fund I, File Nos. 333-202216 and 811-23032
Triloma EIG Global Energy Master Fund, LLC, File No. 811-23033

Dear Ms. Miller:

On behalf of Triloma EIG Global Energy Term Fund I (the “Feeder Fund”) and Triloma EIG Global Energy Master Fund, LLC (the “Master Fund”), closed-end management investment companies, electronically transmitted for filing is Pre-Effective Amendment No. 2 (the “Amendment”) to the Feeder Fund’s Registration Statement on Form N-2 under the Investment Company Act of 1940, as amended (the “1940 Act”). Based on discussions with the participating broker-dealers, the Advisors (as defined in the Prospectus of the Amendment) have decided to terminate the Master Fund and turn the Feeder Fund into a direct investment fund to invest in parallel with the Triloma EIG Global Energy Fund. As a result, all future references herein to the Feeder Fund will be to the “Term Fund”. Furthermore, we have deleted all references to the Master Fund in the Amendment. Simultaneously herewith, we are withdrawing the Master Fund’s Registration Statement on Form N-2. The purpose of the Amendment is to complete any outstanding items and to respond to your telephonic comments from April 15, 2015.  The Term Fund has considered your comments and has authorized us to make the responses and changes discussed below to the Amendment on its behalf.

On behalf of the Term Fund, set forth below are the SEC staff’s comments along with our responses to or any supplemental explanations of such comments, as requested.

TRILOMA EIG GLOBAL ENERGY TERM FUND I

PROSPECTUS

Comment 1.                            Please revise the “Principal Investment Strategies” section of the Term Fund’s prospectus to reflect that the Term Fund will invest a substantial amount of its assets outside the United States. Please explain how “global” is defined by revising the disclosure to expressly describe how the Term Fund will invest a significant portion of its assets in investments that are tied economically to a number of countries throughout the world.

Response 1.                         The disclosure has been revised to indicate that the Term Fund intends to invest a significant portion of its assets outside the United States.

Comment 2.                            Please submit a letter requesting no-action relief from the SEC Staff to engage in a liquidation of the Feeder Fund (and any future feeder fund) pursuant to Section 23 and Rule 23c-1.

Response 2.                         As a result of the change in structure, there is no need for a no-action letter.

Comment 3.                            The first paragraph in the “Summary of Terms — Investment Strategies” section states that the Term Fund will invest at least 80% of its total assets in “debt and equity investments of energy companies or projects.” Please provide a further explanation of how the Term Fund would invest in a “project”.

Response 3.                         The disclosure has been revised accordingly.

Comment 4.                            In disclosure regarding below investment-grade securities, please also disclose that the Term Fund may invest in “junk” bonds.

Response 4.                          The disclosure has been revised accordingly.

Comment 5.                            Please provide supplementally an additional explanation of the incentive allocation. Please file a copy of the LLC agreement that sets forth the terms of this arrangement as an exhibit to the registration statement.

Response 5.                         As a result of the change in structure, the Term Fund will pay an incentive fee to the Advisors, rather than an incentive allocation. The Term Fund will remain organized as a Delaware statutory trust. As such, there will be no LLC agreement.

Comment 6.                            Please review list of “Principal Risks of the Fund” in the summary section, and consider whether any risk factors can be removed from this section.

Response 6.                         The disclosure has been revised accordingly.

Comment 7.                            Please include line items in “Annual Fund Expenses Table” in “Summary of Fees and Expenses” section for fee waiver/expense reimbursements and net expenses.

Response 7.                         Per our telephonic discussion on April 24, 2015, we understand that no additional revisions to the “Annual Fund Expenses Table” line items are requested.

Comment 8.                            Please simplify the paragraph on page 92 titled “Incentive Fee” for further clarity in explaining the Incentive Fee calculation.

Response 8.                         The disclosure has been revised accordingly.

Comment 9.                            In “Management and Incentive Fees” section incentive allocation example, consider rounding to only three decimal places.

Response 9.                         The disclosure has been revised accordingly.

Comment 10.                     Please enhance the distributions discussion in the “Tax Aspects” section with risks relating to distributions (i.e., source of distributions, relation to expense reimbursement factors, etc.).

Response 10. The disclosure has been revised accordingly.

Comment 11. Please include in future amendments to the Fund’s N-2 a chart disclosing the following:

(1) Amount of Fees Waived and Amounts Contributed by Adviser;

(2) Expiration Date of Fees Waived;

(3) Other Operating Expense Ratio at the Time of Fee Waiver; and

(4) Distribution Rate at the Time of Fee Waiver.

Response 11. The Term Fund will provide the requested disclosure in the Term Fund’s annual amendments to its registration statement.

*          *          *

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3525.  Thank you.

Sincerely,

/s/ Richard Horowitz
Richard Horowitz